Worth Network, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

WORTH NETWORK, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Worth Network, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Worth Network, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2019 and for the period from November 21, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 26, 2021
Glen Allen, Virginia

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

WORTH NETWORK, INC.

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	8,012	$	-
Software		54,472		-
Total assets	$	62,484	$	-
Liabilities and Stockholders' Equity				
Current liabilities:				
Accrued expenses	$	212	$	-
Long-term liabilities:				
Advance - related party		8,840		-
Total liabilities		9,052		-
Stockholders' equity:				
Common stock $0.00001 par value; 10,000,000 shares authorized; 5,639,966 shares issued and outstanding as of December 31, 2019		56		-
Additional paid-in capital		230,044		-
Accumulated deficit		(176,668)		-
Total stockholders' equity		53,432		-
Total liabilities and stockholders' equity	$	62,484	$	-

See report of independent accountants and accompanying notes to financial statements.

WORTH NETWORK, INC.

Statements of Operations
Year Ended December 31, 2019 and for the Period from
November 21, 2018 (inception) to December 31, 2018

	2019	2018
Revenue	$ 4,030	$ -
Operating expenses	180,698	-
Net loss	$ (176,668)	$ -

See report of independent accountants and accompanying notes to financial statements.

WORTH NETWORK, INC.

Statements of Changes in Stockholders' Equity
Year Ended December 31, 2019 and for the Period from
November 21, 2018 (inception) to December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, November 21, 2018 (inception)	$ -	$ -	$ -	$ -
Net income (loss)	-	-	-	-
Balance, December 31, 2018	-	-	-	-
Issuance of common stock	56	230,044	-	230,100
Net loss	-	-	(176,668)	(176,668)
StoBckholders' equity balance, December 31, 2019	$ 56	$ 230,044	$ (176,668)	$ 53,432

See report of independent accountants and accompanying notes to financial statements.

WORTH NETWORK, INC.

Statements of Cash Flows
Year Ended December 31, 2019 and for the Period from
November 21, 2018 (inception) to December 31, 2018

	2019	2018
Cash flows used in operating activities:		
Net loss	$ (176,668)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Accrued expenses	212	-
Net cash used in operating activities	(176,456)	-
Cash flows used in investing activities:		
Payments for software development	(54,472)	-
Cash flows from financing activities:		
Proceeds from related party advance	8,840	-
Proceeds from issuance of common stock	230,100	-
Net cash provided by financing activities	238,940	-
Net change in cash	8,012	-
Cash, beginning of period	-	-
Cash, end of period	$ 8,012	$ -

See report of independent accountants and accompanying notes to financial statements.

WORTH NETWORK, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Worth Network, Inc. (the "Company"), was incorporated on November 21, 2018 in the State of Delaware and is headquartered in Los Angeles, California. The Company operates a social media marketing platform intended to assist businesses in marketing through word of mouth campaigns through individual social media platforms. The Company's operations began in 2019.

Management's Plans: The Company's strategic plan for 2021 and beyond is focused on revenue growth and achieving profitability. These objectives will be attained by a focused and strategic sales and marketing plan for its product as well as continuing to develop and advance its platform through the addition of new features while protecting its core intellectual property from competitors. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that could periodically exceed federally insured limits.

Software Development Costs: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the development of its platform. In accordance with the guidance, development costs incurred during the application development stage are capitalized as incurred. The Company has $54,472 of gross capitalized software development costs at December 31, 2019. Amortization of the software development costs began in 2020 once it was available for general use by customers.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $23,588 for 2019. There was no advertising expense for 2018.

Revenue Recognition: The Company recognizes revenue in the period services are performed and are billable.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

    Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Recent Accounting Pronouncements:

    Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements, Continued:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

2. **Advance – Related Party:**

   During 2019, a stockholder of the Company advanced funds to the Company to help fund working capital obligations. The advance does not bear interest and payments are based on the Company having sufficient cash flow to repay the advance. The advance total of $8,840 was outstanding as of December 31, 2019.

3. **Stockholders' Equity:**

   Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock with a $0.00001 par value per share. During 2019, the Company issued 5,639,966 shares of common stock. The Company also has 245,216 shares of common stock reserved for a future equity incentive plan, not yet adopted as of December 31, 2019 or 2018.

4. **Lease:**

   The Company leased its office spaces through a non-cancelable operating lease agreement. The lease matured on January 1, 2021 and was not renewed. The lease called for monthly rent payments of $1,659. Rent expense was $19,902 for 2019 and was $19,902 for 2020.

5. **Income Taxes:**

   The Company has federal and state net operating loss carry forwards of approximately $173,000 at December 31, 2019, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

5.   Income Taxes, Continued:

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

6.   Subsequent Events:

Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

During 2020, the Company raised an additional $200,000 through the issuance of 490,432 shares of common stock and $95,000 through a convertible note.

Management has evaluated subsequent events through January 26, 2021, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statements.